EXHIBIT 12 — COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,

	2001	2000	1999	1998	1997

	(Unaudited)
	(In millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$60.2	$65.7	$61.7	$44.8	$9.0
Estimated interest portion of rents	16.6	15.0	12.0	4.7	3.2
Capitalized interest	13.2	11.9	8.5	3.8	0.2
Preferred stock dividend	—	—	—	—	12.0
Gross-up of preferred stock dividend as if it were pre-tax	—	—	—	—	6.8

Total fixed charges as defined	90.0	92.6	82.2	53.3	31.2

Earnings:
Income from continuing operations before income tax expense	180.9	203.4	183.4	5.6	94.2
Total fixed charges as defined	90.0	92.6	82.2	53.3	31.2
Fixed charges not deducted in the determination of income from continuing operations before income tax expense	(13.2)	(11.9)	(8.5)	(3.8)	(19.0)

Total earnings as defined	$257.7	$284.1	$257.1	$55.1	$106.4

Ratio of earnings to fixed charges	2.86	3.07	3.13	1.03	3.41

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